                                                                Exhibit 99(b)(1)



                               APPRAISAL REPORT:

                            FAIR MARKET VALUATION

                                      OF

                           CABLE TV FUND 14-A, LTD.

                           CALVERT COUNTY, MARYLAND

                            As of February 28, 1998





                                 Prepared for:

                            Jones Intercable, Inc.
                              Englewood, Colorado




                                 Prepared by:

                     Strategis Financial Consulting, Inc.
                         1130 Connecticut Avenue, N.W.
                                   Suite 325
                            Washington, D.C. 20036
                                (202) 530-7500




                                  May 1, 1998




             COPYRIGHT 1998 STRATEGIS FINANCIAL CONSULTING, INC.

                                      [LOGO OF THE STRATEGIS GROUP APPEARS HERE]

                               APPRAISAL REPORT:

                             FAIR MARKET VALUATION

                                      OF

                           CABLE TV FUND 14-A, LTD.

                           CALVERT COUNTY, MARYLAND


                               TABLE OF CONTENTS
                               -----------------

I. EXECUTIVE SUMMARY..........................................................1

    A. Introduction, Purpose, and Methodology.................................1
    B. Conclusions............................................................2

II. PURPOSE OF APPRAISAL......................................................3

III. INDUSTRY OVERVIEW........................................................4

    A. Historical Background..................................................4
    B. Industry Characteristics...............................................6
        1. General Background.................................................6
        2. Regulation.........................................................8
        3. Financial/Economic.................................................9
        4. Competition.......................................................11

IV. SYSTEM DESCRIPTION.......................................................13

    A. History and Market....................................................13
    B. Services..............................................................17
    C. Rates.................................................................19
    D. Subscribers...........................................................20
    E. System Mileage........................................................21
    F. Physical Plant........................................................22
    G. Franchises............................................................24
    H. Management............................................................24
    I. Financial History.....................................................25

V. TOTAL SYSTEM VALUE........................................................26
    A. Valuation Procedure and Methods.......................................26
    B. Discounted Cash Flow Methodology......................................28
        1. Net Cash Flow/Return on Equity....................................29
        2. Net Cash Flow/Return On Investment................................30
        3. Cash Flow Projections.............................................30
        4. Residual Value....................................................32
        5. Discount Rates....................................................33

                         -----------------------------


    C. Direct Income Methodology.............................................34
    D. Value Conclusions.....................................................35

VI. CONTINGENCIES AND LIMITING CONDITIONS....................................37

VII. STATEMENT OF VALUE......................................................39

VIII. QUALIFICATIONS.........................................................40

    A. Qualifications of Strategis Financial Consulting, Inc.................40
    B. Qualifications of Andrew R. Gefen.....................................41
    C. Qualifications of Susan Donovan.......................................42
    D. Qualifications of Elisabeth Boehler...................................43


EXHIBITS:

A.   Valuation Methods and Summary of Values

B-1. Profit and Loss/Sources and Uses-Return on Equity - Low Value

B-2. Profit and Loss/Sources and Uses-Return on Equity - High Value

C-1. Debt Amortization-Return on Equity - Low Value

C-2. Debt Amortization-Return on Equity - High Value

D.   Return on Investment

E.   Cable Television Subscribers

F.   Cable Television Service Rates

G.   Cash Flow Projections

H.   Capital Expenditures

I.   Depreciation Schedule

J.   Assumptions and Inputs

                               APPRAISAL REPORT:

                             FAIR MARKET VALUATION

                                      OF

                           CABLE TV FUND 14-A, LTD.

                           CALVERT COUNTY, MARYLAND


I.   EXECUTIVE SUMMARY

     A.   INTRODUCTION, PURPOSE, AND METHODOLOGY

     Strategis Financial Consulting, Inc. was retained by Jones Intercable, Inc. ("Jones") to conduct a fair market valuation as of February 28, 1998, of the Cable TV Fund 14-A, Ltd. cable television system serving Calvert County, Maryland (the "System") and several neighboring communities. This appraisal will be used by Jones as an independent estimate of the fair market value of the System as of February 28, 1998, with the resulting value to be used in conjunction with the purchase of the System by Jones.

     Fair market value is the cash price a willing buyer would give a willing seller in an arm's length transaction in order to complete the sale. It is assumed that both buyer and seller have been informed of all relevant facts and neither is under any compulsion to conclude the transaction. Strategis Financial Consulting also assumes that the tangible assets will remain in their present location and will continue to be employed in their highest and best use, i.e., the delivery of cable television signals to subscribers.

     Strategis Financial Consulting used five generally accepted cable television valuation methods using the income approach to valuation in establishing the range of total fair market values of the System as a going concern. The first method used a multiple of the past year's operating income derived from comparable asset values of privately-held and publicly-traded cable companies. The second method used a lower multiple of the annualized current month's operating income. The third method applied a slightly lower multiple of next year's projected operating income. The fourth method was a discounted net cash flow analysis in which a purchase price (estimated fair market value) was calculated to achieve a target after-tax return on equity, given particular operating and financing assumptions specific to the System's assets. The fifth method was a discounted cash flow analysis that measured the net present value of the pre-tax operating cash flows (less capital expenditures, plus the residual value of the System) that represent the return on total investment.

     B.   Conclusions

     Strategis Financial Consulting's conclusions as to the range of values are based upon information and data supplied by System management, an onsite inspection by a representative of Strategis Financial Consulting of a representative portion of the System and service area, and general cable industry information. In Strategis Financial Consulting's opinion, the data which support the valuations are reliable and sound. Our estimate of the overall fair market value of the System as a business enterprise, free and clear of any encumbrances, is $44,602,000.

II.  PURPOSE OF APPRAISAL

     Strategis Financial Consulting, Inc. was retained by Jones Intercable, Inc. ("Jones") to conduct a fair market valuation as of February 28, 1998 of the Cable TV Fund 14-A, Ltd. cable television system (the "System"), serving Calvert County, Maryland and surrounding communities. This appraisal will be used by Jones as an independent estimate of the fair market value of the System as of February 28, 1998 in conjunction with the purchase of the System by Jones.

     Fair market value is the cash price a willing buyer would give a willing seller in an arm's length transaction in order to complete the sale. It is assumed that both buyer and seller have been informed of all relevant facts and neither is under any compulsion to conclude the transaction and that the tangible assets will remain in their present location and will continue to be employed in their highest and best use, i.e., the delivery of cable television signals to subscribers.

III. INDUSTRY OVERVIEW

     A.   Historical Background

     Cable television was born in the late 1940s. The first systems were built during the period 1948 to 1964. Most of these early systems were located in rural areas where off-air television reception was limited and picture quality was poor. The cable system basically provided a reception service, offering up to 12 channels with no unique programming. Systems generally enjoyed high levels of penetration, ranging from approximately 70% to 90% of homes passed.

     During the period 1965 to 1972, cable systems were built in medium-sized markets, importing distant television signals via terrestrial microwave. Rulings by the Federal Communications Commission (FCC) in 1965 and 1966 initiated a regulatory period that lasted two decades. FCC constraints were placed on importing distant signals which inhibited the construction of systems in the largest 100 markets. The U.S. Supreme Court affirmed the FCC's regulatory authority over the cable television industry. The typical cable television system generally remained a 12- to 24- channel reception service with some additional program selections via imported signals. Programming unique to cable television did not exist. Basic penetrations of between 50% and 60% of homes passed were typical for newly-cabled markets.

     In 1972, the FCC eased its restrictions on signal importation, thus making it feasible for cable television operators to enter the nation's top 100 markets with differentiated product. Satellite delivered premium television services (HBO, Showtime) and Super Stations (WTBS) were introduced in 1975. Cable exclusive networks, such as ESPN, CNN, USA, and others, soon followed. During the mid- to late-1970's, new 24- to 36-channel cable television systems emerged as a result of these communications satellite services. Significant increases in programming options allowed cable systems to attract ample numbers of subscribers to attain operational profitability even where off-air broadcast reception and leisure-time options were above average. The smallest 50 of the top 100 markets were built first, followed by the larger metropolitan areas. Premium, or pay, services were the primary force behind basic penetration gains reaching 30% to 45% of homes passed in these new markets.

     During the period 1979 to 1983, the remaining major markets were franchised. Cable channel options increased dramatically, both in pay services (Disney, Cinemax, Bravo, Movie Channel) and basic services (MTV, Lifetime, Nickelodeon, regional sports, CNN, and others). Systems with 54 and more channels were built, offering an abundance of program alternatives. Cable system operators instituted price increases for pay services and established elaborate tiering structures to compensate for local constraints on basic service pricing. In newer cable markets, basic penetrations of homes passed began to edge above the 40% level.

     In 1984, the U.S. Congress approved and President Reagan signed the Cable Communications Policy Act, the first comprehensive cable legislation to be enacted. The most significant feature of the legislation was the ultimate removal of price controls on basic cable service in all but the very smallest cable systems. Discretionary price increases of up to 5% were allowed in 1985 and 1986, and all price controls were removed in January 1987. During the period 1984 to 1992, the mix of cable offerings and pricing changed as growth in pay subscriptions slowed down and local constraints on basic price increases were removed. Basic penetrations continued to rise in major markets, and nationwide penetration reached 60% of homes passed by cable. New revenue sources emerged in the form of pay-per-view, advertising, and home shopping. The industry emphasized programming quality and marketing in order to increase overall penetration levels above the 60% level.

     The Cable Television Consumer Protection and Competition Act of 1992 was passed on October 5, 1992, which imposed significant new regulations, particularly on subscriber rates and programming packaging. Generally, programming packages were specifically segregated between the "basic tier" and the "satellite programming tier(s)" since the level of regulation was different for each of them. After the new regulations were implemented, the overall cable industry experienced a slight reduction in revenues in 1993, but learned to cope with the new regulations in 1994 and continued its overall growth due to added services, increased subscriber penetrations and repackaging of programming services.

     The Telecommunications Act of 1996, passed on February 8, 1996, revised the Communications Act of 1934 and the Cable Act of 1992 in fundamental ways. It highlighted competition in local loop telephone, video distribution, and long distance telephone, and de-regulated cable rates beginning in 1999. The goal was to create a competitive telecommunications marketplace. The FCC is in the process of promulgating regulations to implement the law so its effect is still uncertain.

     B.   INDUSTRY CHARACTERISTICS

     1. General Background

     Cable television is a capital intensive business. The right to operate a cable system is authorized by the local government. Substantial up-front capital is required in plant and equipment with second entrants facing even greater capital construction costs due primarily to space limitations on utility poles. A considerable percentage of total operating costs are fixed. Similar to utilities, once cable television has exceeded its break-even requirements, operating margins grow very rapidly and remain fairly predictable from year to year.

     Unlike most businesses, market analysis in cable is better pursued on the basis of system type than generic geographic or demographic criteria. The classification of a cable system in any individual market tends to reflect the competitive characteristics and demand dynamics resident in that market. In general, there are two primary categories of cable systems--classic and modern. Classic cable systems are those built in locations where reception of over-the-air television signals has historically been poor or limited. They were the earliest systems built, usually serving communities with lower densities (40 to 90 homes per mile), higher subscriber penetrations (60% to 90% of homes passed), lower average revenues per subscriber ($14 to 20 per month), and higher cash flow margins (45% to 65%) relative to modern systems. They usually were built with fewer channels but may have been upgraded at a later time. Expectations for additional growth in these markets tends to be lower than the industry average. The downside risk of investing in these systems is relatively low.

     Modern cable systems have been constructed since the introduction of pay and other cable-specific programming in the mid-1970's. They tend to serve urban and suburban communities which have higher densities (70 to 120 and more homes per mile), better quality off-air programming, and more extensive competition for consumers' leisure time. These systems were built with broader channel capacity (36 to 54 or more channels), individual subscriber addressability, local programming capability, and the capacity for advertising sales. They tend to have lower penetration (30% to 55%) than classic systems. More rapid growth has been experienced in these systems than in classic systems because of higher household growth rates, more potential for penetration gains, and greater opportunities for ancillary revenues. They are also more risky because of greater off-air competition and higher overall operating costs.

     It is estimated that 32,255 communities are served throughout the United States by approximately 13,000 operating cable systems. The industry is structured into over 500 MSOs which manage these systems on a wholly-owned, partially-owned, or management contract basis. Economic forces within the industry are causing significant shifts in the ownership of these companies, resulting in increasing consolidation of the industry into the hands of fewer, larger operators.

     Management characteristics in the industry vary considerably between the MSO headquarters and system operating levels and between different categories of systems. At the corporate level, nearly all of the mid-to-large sized MSOs have a strong representation of professionally trained and field-seasoned management among their ranks. Strong emphasis is placed on strategic, financial planning and operating control functions at this level, and the staffing reflects those requirements.

     System-level management requirements vary significantly with the category of system under consideration. Classic cable operations primarily require custodial management to oversee customer service and maintenance functions. Strategic, marketing, and financial management tends to be handled at the corporate level. Billing functions are processed through service bureaus specializing in cable systems. Very little management complexity is left at the system level, and the positions tend to be filled accordingly. Large-scale, urban cable operations are much more dynamic and demanding. They require far more sophisticated and versatile management capabilities. The physical plant, budgets, and operating staffs in these systems are considerably larger. More of the strategic, marketing, and financial planning functions are handled locally. The political liaison requirements with the cities are far more complex. Not surprisingly, the caliber of management found in these systems is substantially higher than that found in classic systems, and tends to be professionally trained, financially aware, and politically astute.

     2. Regulation

     Historically, the extent to which the cable television industry has been regulated at the local, state and federal levels, has varied. Following the deregulation of service prices in the 1984 Cable Communications Policy Act, the next several years saw regulatory constraints on cable reduced at both the local and federal levels. Subsequent public perception of the industry as abusing its newly-won pricing freedom and additional consolidation in the industry led to enactment of the Cable Television Consumer Protection and Competition Act of 1992 on October 5, 1992, ushering in a new period of extensive regulation. Many aspects of such regulation are currently the subject of judicial, administrative or legislative proceedings or proposals. This law required the FCC to regulate the operation of cable television systems in a number of areas, including rates that may be charged by systems.

     On September 1, 1993, rate changes mandated by the FCC under the 1992 Act went into effect for most systems. The FCC implemented a benchmark rate structure that was intended to reduce the federally regulated portion of the average cable subscriber's monthly bill by 10%. Most of the resulting reductions in subscriber bills were attributable to the decline in equipment and additional outlet charges. However, with the mandated reconfiguration of basic service and the expanded basic tier, some subscribers' bills increased. For cable operators, the effects of the rate change were estimated to reduce revenue by 3% to 5% on an industrywide basis.

     In February 1994, the FCC announced further rate reductions of 7% in order to fully implement the 1992 Cable Act. As an alternative, cable systems were permitted to file Cost of Service showings if implementation of the mandated rate reductions was not feasible. By yearend 1995, widescale telecommunications reform appeared imminent; although, the extent to which or even whether this reform would entail relief from rate regulation was unclear. The likelihood that providers of cable and telephony services would be allowed engage in both businesses was a near certainty, however, the timetable for these changes was uncertain.

     The Telecommunications Act of 1996, passed on February 8, 1996, revised the Communications Act of 1934 and the Cable Act of 1992 in fundamental ways. It highlighted competition in local loop telephone, video distribution, and long distance telephone, and de-regulated cable rates beginning in 1999. The goal was to create a competitive telecommunications marketplace. The FCC is in the process of promulgating regulations to implement the law so its effect is still uncertain.

     3. Financial/Economic

     Cable's rapid financial growth and expectations for future growth have drawn the attention of the capital markets and helped fuel consolidation within the industry. With most cable markets already franchised and constructed, growth-oriented MSOs turned to acquisitions as their primary method of expansion. A flurry of acquisitions occurred during the period of 1986 through 1989, with the peak being reached in 1988. Most of these acquisitions were made by companies already in the cable business who were seeking national consolidation or regional clustering of cable television systems to produce greater economies of scale and operating efficiencies. The number of transactions decreased in 1990 due to federal government restrictions on banks pertaining to highly leveraged transactions
(HLT), uncertainty about the regulatory environment, and other factors.

     HLT restrictions caused less money to be available for the expansion, upgrading, and trading of cable systems in 1990 and 1991. These restrictions were subsequently removed in June 1992, and while the number of acquisitions increased, they did not reach the same levels seen in the latter half of the 1980's. Passage of the Cable Television Consumer Protection and Competition Act of 1992 and the resultant rate regulation decreased the overall attractiveness of the cable industry to potential investors.

     During the early- to mid-1990s, several of the largest MSOs formed or were exploring alliances with both long distance and local telephone companies, as both the cable and telephone industries were planning to enter one another's primary lines of business. Simultaneously, a number of mid-sized MSOs were developing exit strategies based on the belief that success in the evolving cable industry would require a critical mass of subscribers and access to substantial amounts of capital.

     While the development of voice, video and data delivery technologies holds the promise of substantial new services and revenues for the industry, the near-term outlook based on established programming services continues to be positive. Operators expect to continue to increase operating income by continuing to attract more subscribers, exploit current and additional opportunities for ancillary revenues, and improve operating efficiencies.

     4. Competition

     During the next several years, the cable industry may face additional competition which could emerge in the form of system overbuilds, the introduction of new technologies, and entry into the video distribution business by telephone companies.

     The long-term viability of overbuilds in most cable markets is questionable at best. An overbuilder splits up the subscriber base, incurring higher costs per subscriber and lower margins overall. Many attempted overbuilders have been bought out by the incumbent or have simply gone out of business. The likelihood of a successful overbuild in all but a few markets is very small.

     Cable television has begun to face increasing competition from new distribution technologies including direct-broadcast satellite (DBS), satellite master antenna television (SMATV), and multichannel multipoint distribution service (MMDS). The ultimate success or failure of any of these television delivery systems will depend largely on a combination of the three interconnected factors of technology, regulation, and economics. Strategis Financial Consulting anticipates that the threat to cable television by these technologies in the next few years will not be material, although various technologies are proving adept at providing services in certain niche markets. MMDS and SMATV typically have little or no effect on mature cable systems, except in large urban areas where a high percentage of homes passed are in multiple dwelling units (MDUs). DBS presents a greater competitive threat. The DBS industry, which is still very young, has thus far focused on building its customer base in areas not wired for cable television. As of 1994, leaders in the DBS industry predicted that between 10% and 20% of television households nationwide would use their service within ten years. However, DBS is hampered by the fact that it does not carry off-air broadcast signals.

     Telephone companies have long shown an interest in expanding into video distribution. For the most part, this competition has not materialized as a result of existing regulatory restraints and technical limitations. By the end of 1993, there was widespread recognition that technological developments would force dramatic changes in such regulation, as the telecommunications industry entered a consolidation period characterized by mergers, joint ventures, and acquisitions.

     Fiber optics are increasingly being utilized as telephone and cable companies begin experimenting with 'full service' networks with the capability of delivering voice, video and data services to the home. Several of the largest MSOs, in conjunction with telephone companies, have built these experimental systems to determine their feasibility from both technological and marketing perspectives.

     As of the mid- to late-1990s, the telephone industry is in the experimental stage with regard to using fiber optic cable to deliver services to the home. Cable companies, for their part, are focusing on the delivery of digital program and data services via hybrid fiber and coaxial cable networks. For technological, financial, and regulatory reasons, the full convergence of telecommunications services and service providers is most likely years away.

IV.  SYSTEM DESCRIPTION

     A.   History and Market

     At the time of the appraisal, the System served 18,297 subscribers. Approximately 84% of subscribers resided in Calvert County, while the remainder resided in surrounding Anne Arundel, St. Mary's and Charles counties. The provision of cable service was governed by three franchise agreements, one each with Calvert, Anne Arundel and St. Mary's counties. Charles County does not issue cable franchises; cable operators are only required to hold standard business licenses to provide cable service. As of February 28, 1998, the weighted average remaining life of the three franchise agreements was 1.6 years.

     Calvert county is located on a peninsula in southern Maryland bounded to the west by the Patuxent River and to the east by the Chesapeake Bay. Approximately 45 miles southeast of Washington D.C., the northern portion of the county has gained appeal as a bedroom community of Washington D.C., and is characterized by larger, more expensive homes. The county is served by Maryland Routes 2 and 4, which run parallel throughout the length of the county, providing easy access to major thoroughfares and the Washington Metropolitan Area. In 1995, about 56% of the county's workforce commuted outside the county to work, according to the Maryland Department of Labor.

     As of the appraisal date, Calvert County had evolved from an agricultural and seafood economy to one more oriented to the service and trade industries. The labor force was largely composed of white collar workers, including technical, managerial and clerical workers. As of 1995, the major private employers in Calvert County were: Baltimore Gas and Electric's nuclear power plant, with 1,555 employees; Calvert Memorial Hospital, with 700 employees; Calvert Nursing Center, with 168 employees; and Direct Mail Management (printing and mailing), DynCorp (technological services), and Chesapeake Biological Lab (research), with 150 employees each.

     The unemployment rates in Calvert, Anne Arundel and St. Mary's counties were 4.4%, 4.0% and 4.1%, respectively, in February 1998. These rates were lower than the statewide unemployment rate of 5.2% and national unemployment rate of 5.0% during this period, according to the U.S. Bureau of Labor Statistics.

     Growth in the northern section of Calvert County was characterized by upscale residential development and moderate growth in the retail, services and industrial sectors. The central part of the county was influenced by government and the development of the area into a retail hub. Growth in the southern portion was generated primarily by tourism and recreation because of the area's proximity to the Patuxent River and the Chesapeake Bay. Southern Calvert County was also influenced by the activities of the U.S. Navy's Patuxent River Naval Air Warfare Center in neighboring St. Mary's County.

     At the time of the appraisal, the system faced emerging competition from Direct Broadcast Satellite (DBS) providers, with DirecTV, Primestar, and EchoStar all active in the market. According to System management, total DBS penetration stood at 1.6% of homes in the service area, and was increasing. DBS penetration was highest in areas of new home development. According to System management, the System had increased its efforts to participate in joint-trenching projects in development areas, in order to prevent any time between when new homes are built and before cable is available to those homes, when homeowners would be most likely to purchase DBS systems. At the time of the appraisal, there were no Multichannel Multipoint Distribution Service (MMDS, or wireless cable) systems operating in the area.

     Table I presents demographic data published in Marketing Statistics' Demographics USA 1997 for the Maryland counties of Calvert, Anne Arundel, and St. Mary's. Data for population, households, and Effective Buying Income (EBI) were estimated for 1996 and projected for 2001. Also presented, for comparison purposes, are data for the state of Maryland and the nation as a whole.

     Calvert County, which had the vast majority of System subscribers, had a population of approximately 67,900 in 1997 in approximately 22,500 households. At the time of the appraisal, its population and households were forecast to grow at annual rates of 3.02% and 3.25%, respectively, through 2002, which were well above the anticipated statewide growth in population and households of 0.75% and 0.99%. More modest population growth rates were projected for Anne Arundel and St. Mary's counties. Anne Arundel County, with a population of 467,400 in 1997, was forecast to grow by 1.17% annually through 2002 to 495,300. St. Mary's County's 1997 population of 81,800 was forecast to increase by 0.75% per year to 84,900 over the same period. Population in the U.S. as a whole was forecast to grow by 0.84%.

     Average household EBI in Calvert County was $47,749 in 1997. While this figure was slightly lower than the statewide average household EBI for Maryland of $47,833, it was significantly higher than the national figure of $42,191. Growth in household EBI was forecast at 2.57% annually in Calvert County, and at 2.69% and 2.97% throughout Maryland and the U.S. as a whole, respectively. Anne Arundel County's household EBI was higher than that of Calvert County, at $50,489, and was projected to also grow at 2.57% annually through 2002. Household EBI in St.Mary's County was more modest, at $45,105, also with a projected growth rate of 2.57%. This information is presented in Table I.

                                    TABLE I

                                                                      Annual
                                          1996           2001      Growth Rate
                                        Estimate      Projection    1996-2001
                                        --------      ----------   -----------
Calvert County, MD
------------------
 Total Population                         67,900          78,800          3.02%
 Total Households                         22,500          26,400          3.25%
 Median Age                                 34.5             N/A

Effective Buying Income (EBI)
 TOTAL EBI (000's)                $    1,074,355  $    1,430,911          5.90%
 Average Household EBI            $       47,749  $       54,201          2.57%

Anne Arundel County, MD
-----------------------
 Total Population                        467,400         495,300          1.17%
 Total Households                        163,900         176,400          1.48%
 Median Age                                 34.8             N/A

Effective Buying Income (EBI)
 Total EBI (000's)                $    8,275,097  $   10,109,648          4.09%
 Average Household EBI            $       50,489  $       57,311          2.57%

St. Mary's County, MD
---------------------
 Total Population                         81,800          84,900          0.75%
 Total Households                         27,200          28,500          0.94%
 Median Age                                 30.7             N/A

Effective Buying Income (EBI)
 Total EBI (000's)                $    1,226,856  $    1,459,194          3.53%
 Average Household EBI            $       45,105  $       51,200          2.57%

State of Maryland
-----------------
 Total Population                      5,088,300       5,281,600          0.75%
 Total Households                      1,863,700       1,958,100          0.99%
 Median Age                                 35.0             N/A

Effective Buying Income (EBI)
 Total EBI (000's)                $   89,147,245  $  106,931,915          3.71%
 Average Household EBI            $       47,833  $       54,610          2.69%

United States of America
------------------------
 Total Population                    267,540,600     279,027,700          0.84%
 Total Households                     98,635,500     103,870,800          1.04%
 Median Age                                 34.9             N/A

Effective Buying Income (EBI)
 Total EBI (000's)                $4,161,512,384  $5,072,856,995          4.04%
 Average Household EBI            $       42,191  $       49,838          2.97%

     B.   Services

     Tables II presents programming services offered to System subscribers as of the appraisal date. Limited basic service was comprised of 19 channels, 13 of which were local off-air broadcast signals, two of which carried local access programming, three of which were satellite delivered services, and one of which was a microwave delivered service. Expanded basic service encompassed 22 satellite delivered services carried on channels 26-41, 43-45, 57, 61 and 99. Premium services available included Cinemax, HBO, The Movie Channel, Showtime, and The Disney Channel. Also offered were two general audience movie/event pay-per-view (PPV) services as well as Playboy TV from 10 PM to 6 AM on channel 29.


                                   TABLE II

                             Calvert County System

----------------------------------------------------------------------------------------
  Cable
(Off-Air)      Name or
Channels     Call Letters                      Source          Description
----------------------------------------------------------------------------------------
2  (2)       WMAR-TV                        Baltimore, MD      ABC
----------------------------------------------------------------------------------------
3            C-SPAN                         Satellite          US House Coverage
----------------------------------------------------------------------------------------
4  (4)       WRC-TV                         Washington, DC     NBC
----------------------------------------------------------------------------------------
5  (5)       WTTG                           Washington, DC     Fox
----------------------------------------------------------------------------------------
6            Public Access                  Local              Local Programming
----------------------------------------------------------------------------------------
7  (7)       WJLA-TV                        Washington, DC     ABC
----------------------------------------------------------------------------------------
8            Newschannel 8                  Microwave          Regional News Coverage
----------------------------------------------------------------------------------------
9  (9)       WUSA                           Washington, DC     CBS
----------------------------------------------------------------------------------------
10           Gov't/Educational Access       Local              Local Programming
----------------------------------------------------------------------------------------
11 (11)      WBAL-TV                        Baltimore, MD      NBC
----------------------------------------------------------------------------------------
12           Knowledge TV                   Satellite          Educational
----------------------------------------------------------------------------------------
13 (13)      WJZ-TV                         Baltimore, MD      CBS
----------------------------------------------------------------------------------------
14 (14)      WTMW                           Arlington, VA      Home Shopping Network
----------------------------------------------------------------------------------------
15           Showtime                       Satellite          Pay Movies, Specials
----------------------------------------------------------------------------------------
16 (50)      WBDC-TV                        Washington, DC     Independent/WBN
----------------------------------------------------------------------------------------
17           WTBS                           Satellite          Independent - Atlanta, GA
----------------------------------------------------------------------------------------
18 (26)      WETA-TV                        Washington, DC     PBS
----------------------------------------------------------------------------------------
19 (32)      WHMM                           Washington, DC     PBS
----------------------------------------------------------------------------------------
20 (20)      WDCA                           Washington, DC     Independent/UPN
----------------------------------------------------------------------------------------
21           The Movie Channel              Satellite          Pay Movies
----------------------------------------------------------------------------------------

                             Calvert County System


-----------------------------------------------------------------------------------------
  Cable
(Off-Air)      Name or
Channels     Call Letters                   Source         Description
-----------------------------------------------------------------------------------------
22 (22)      WMPT                           Annapolis, MD  PBS
-----------------------------------------------------------------------------------------
23           The Disney Channel             Satellite      Pay Movies, Family Shows
-----------------------------------------------------------------------------------------
24           HBO                            Satellite      Pay Movies, Specials
-----------------------------------------------------------------------------------------
25           CINEMAX                        Satellite      Pay Movies
-----------------------------------------------------------------------------------------
26           The Family Channel             Satellite      Family Programming
-----------------------------------------------------------------------------------------
27           The Discovery Channel          Satellite      Nature, Science, Technology
-----------------------------------------------------------------------------------------
28           USA Network                    Satellite      Entertainment, Movies, Sports
-----------------------------------------------------------------------------------------
29           VH-l/                          Satellite/     Music Videos, Variety/
              The Playboy Channel            Satellite      Pay Adult Programming
-----------------------------------------------------------------------------------------
30           Home Team Sports/              Satellite/     Regional Sports Coverage/
              Great American Country         Satellite      Country Music Videos
-----------------------------------------------------------------------------------------
31           ESPN                           Satellite      24-Hour Sports
-----------------------------------------------------------------------------------------
32           TNT                            Satellite      Movies, Sports, Variety
-----------------------------------------------------------------------------------------
33           American Movie Classics        Satellite      Classic Movies
-----------------------------------------------------------------------------------------
34           Lifetime                       Satellite      Women's Interest, Variety
-----------------------------------------------------------------------------------------
35           A&E                            Satellite      Biographies, Movies, Specials
-----------------------------------------------------------------------------------------
36           Nickelodeon                    Satellite      Children's Programming
-----------------------------------------------------------------------------------------
37           CNN                            Satellite      24-Hour News
-----------------------------------------------------------------------------------------
38           Headline News                  Satellite      24-Hour News
-----------------------------------------------------------------------------------------
39           BET                            Satellite      Black Entertainment
-----------------------------------------------------------------------------------------
40           TNN                            Satellite      Country Music Videos
-----------------------------------------------------------------------------------------
41           MTV                            Satellite      Music Videos, Variety
-----------------------------------------------------------------------------------------
42           Jones Home Theater             Satellite      Pay-Per-View
-----------------------------------------------------------------------------------------
43           ESPN2                          Satellite      24-Hour Sports
-----------------------------------------------------------------------------------------
44           The History Channel            Satellite      Documentaries, Movies
-----------------------------------------------------------------------------------------
45           Product Information Network    Satellite      Infomercials
-----------------------------------------------------------------------------------------
57           Sneak Prevue                   Satellite      Movie Previews
-----------------------------------------------------------------------------------------
60           Jones Home Theater             Satellite      Pay-Per-View
-----------------------------------------------------------------------------------------
61 *         The Weather Channel            Satellite      24-Hour Weather
-----------------------------------------------------------------------------------------
99**         The Weather Channel            Satellite      24-Hour Weather
-----------------------------------------------------------------------------------------

*With converter box
** With cable ready TV

C.   RATES

     The average monthly programming rates, equipment rental rates, and installation charges to subscribers for the preceding services as of the date of the appraisal, are outlined in Table III. Comparison data for basic service, pay services, and monthly revenue per subscriber were taken from The Strategis Group publication Cable Trends: 1997, which presents year end 1996 operating and financial data, respectively.

     As shown in Table III, subscribers paid $16.30 per month for limited basic service and $29.75 for expanded basic service. This rate was higher than the average combined basic and expanded basic rate for the nation, which was $25.84 as of 1996.

     A la carte pay service rates in the System ranged from $10.00 for HBO, Showtime, Cinemax, The Disney Channel and The Movie Channel to $12.00 for The Playboy Channel. The System also offered pay packages at reduced rates. On a nationwide basis, the average rate per pay unit was $7.77 in 1996, which was higher than the average monthly revenue per pay unit of $6.68 generated by the System. The charge for pay-per-view general audience movies was $3.95 and for Adult movies the charge was $5.95.

     Both addressable and non-addressable converter rentals were $1.29 per month. The installation charge for new subscribers was $40.00 for underground installations and $25.00 for aerial installations, the charge was also $25.00 for reconnection of service.

     Average revenue per subscriber per month on a nationwide basis was $35.46 as of the end of 1996, according to The Strategis Group research. This figure includes revenues from basic, pay, and PPV services, as well as local advertising, equipment rental, and miscellaneous income. During the twelve months prior to February 28, 1998, the System generated monthly average revenue of $42.51 per subscriber, which was well above the nationwide average of $35.46 per subscriber for 1996.

                                   TABLE III

                                          ---------------------
                                                    United
                                            System  States/1/
                                          ---------------------
Basic Service                               $16.30    N/A
Expanded Basic                               13.45    N/A

Combined Basic and Expanded Basic           $29.75   $25.84
                                          ---------------------
Pay Services (a la carte)                             N/A
  HBO                                       $10.00
  Showtime                                   10.00
  Cinemax                                    10.00
  The Disney Channel                         10.00
  The Movie Channel                          10.00
  Playboy                                    12.00

Monthly Revenue Per Pay Unit                $ 6.68   $ 7.77
                                          ---------------------
Pay Per View Movies
  General Audience                          $ 3.95
  Adult                                     $ 5.95    N/A
                                          ---------------------
Converters                                  $ 1.29    N/A
                                          ---------------------
Installation Charges:                                 N/A
  Underground                               $40.00
  Aerial                                     25.00
  Reconnect                                  25.00

Monthly Revenue Per Subscriber              $42.51   $35.46
                                          ---------------------

/1/Source: The Strategis Group's Cable Trends: 1997



     D.   SUBSCRIBERS

     Table IV presents the number of homes passed, basic subscribers, expanded basic subscribers, pay units, converter rentals, and addressable homes for the System as of February 28, 1998. These figures are compared with similar figures for the United States as a whole, taken from The Strategis Group's Cable Trends:
1997.

     At the time of the appraisal, the System's basic penetration rate, at 67.1% of homes passed, was higher than the corresponding rate for the nation of 65.8%. Pay penetration for the System stood at 92.8%, which was well above the national rate of 76.4%. Addressable home penetration for the System, at 71.7%, was also considerably higher than the national average of 48.1%.


                                   TABLE IV


                                                 System       United States/1/
                                             -----------------------------------
        Homes Passed                             27,261          95,500,000

        Basic Subscribers                        18,297          62,800,000
         % of Homes Passed                        67.1%            65.8%

        Expanded Basic Subscribers               17,113             N/A
         % of Basic Subscribers                   93.5%             N/A

        Total Pay Units                          16,984          48,000,000
         % of Basic Subscribers                   92.8%            76.4%

        Converters                               24,388             N/A
         % of Basic Subscribers                  133.3%             N/A

        Addressable Homes                        13,125          30,200,000
         % of Basic Subscribers                   71.7%            48.1%
                                             -----------------------------------
        /1/ Source: The Strategis Group's Cable Trends: 1997



     E.   SYSTEM MILEAGE

     According to System management, mileage figures for the System are based on estimates from System maps. Since a complete walk-out of the current System would be prohibitively expensive, Strategis Financial Consulting used the following approach to corroborate the plant mileage:

     1. Interviewed knowledgeable System personnel to ascertain the source and reliability of the mileage estimates.

     2. Noted the configuration of the System on area maps and the existence and condition of plant in a representative portion of the area served by the System.

     3. Related average density of the System to general observations of densities while inspecting the System and service area.

     Table V presents management's best estimate of the number of route miles of plant as represented by total strand and trench in the System as of the appraisal date. Coaxial mileage was approximately 55.6% aerial and 44.4% underground. Approximately 6.0% of total plant miles were fiber optic cable. Based upon the above procedures and cost limitations, these estimates appear to be reasonable.

                                    TABLE V


                                       Aerial    Underground    Total
                                       ------    -----------    -----

          Coaxial Miles                 409.0       367.0       776.0
          Fiber Optic Miles              49.6         0          49.6


     F.   PHYSICAL PLANT

     As of the valuation date, the System maintained its sales office, customer service walk-in and call centers, technical operations, and a local access production studio at 101 Skipjack Road, Prince Frederick, Maryland. Other management and administrative personnel responsible for the System were based in Crofton, Maryland. Senior technical management was based in Annapolis, Maryland. The System operated with a single headend, located approximately one mile south of Prince Frederick near Route 4/Old Solomon's Highway. Overall, the System passed approximately 27,261 homes with an estimated 826 miles of plant, for an overall density of 33 homes per mile.

     The System's franchise with Calvert County covered the entire county with the exception of Chesapeake Beach, which had a separate franchise. The System also served about 950 subscribers in Anne Arundel County, 1,300 subscribers in St. Mary's County and 640 subscribers in Charles County.

     At the headend, equipment from a variety of manufacturers was in use. Among these items were Standard TVM 450 Modulators and IRD II Videociphers, General Instruments (GI) DST 1500 Digiciphers and Videocipher II descramblers, and other GI processors. Other items in use included Scientific Atlanta (S/A) 6350 modulators, Leaming MTS-2B BTSC stereo generators and DX DIR647 satellite receivers. For local advertising on 16 channels, a SkyConnect digital ad insertion system was used.

     Seven off-air and two microwave antennas were mounted on a 210-foot guyed tower. Five 4.5-meter S/A dishes were used for program reception, and emergency power was provided by an Onan 30 GenSet propane generator.

     As of the appraisal date, the System's distribution plant capacity was 350 MHz, and programming was available on 47 channels. The System had one microwave distribution hub, located at Golden Beach in St. Mary's County, serving the subscribers residing across the Patuxent River in St. Mary's County. The distance between the headend and the microwave hub was about twelve and a half miles. There were no plans to remove the hub as of the appraisal date. Fiber optic trunk had been fully deployed throughout the System, reducing the longest amplifier cascade in the System to 12 as of January 1998. Overall, the System's plant generally appeared to be in fair condition.

     Addressable homes totaled 13,125 in the System, and there were a total of 24,388 converters in the field. Converters provided to subscribers included Jerrold DL4 and DPV7 addressable models, and a small number of S/A non-addressable models.

G.   Franchises

     As of February 28, 1998, the System operated under a total of three franchise agreements with different local government authorities. Table VI identifies each agreement and its expiration date. As of the appraisal date, the weighted average remaining life of the franchise agreements was 1.6 years.

                                   TABLE VI

        Franchise                               Expiration
        ---------                               ----------

        Anne Arundel County                     July 21, 2000
        Calvert County                          June 30, 1999
        St. Mary's County                       March 2, 2002

        Weighted Average Remaining Life in Years: 1.6



     H.   Management

     At the time of the appraisal, the System operated with approximately 35 employees allocated to the System. The System manager and other management personnel were responsible for multiple cable systems within Jones' Chesapeake Bay group of systems, which included the Calvert County, Annapolis, Anne Arundel, and Charles County cable systems. Their time was therefore allocated based on their involvement with these systems. The largest group of employees at the Calvert County System was in the technical department. Among the 15 employees in this group, 10 were installers/technicians, 3 were manager/supervisors, and 2 provided technical support. The second largest group comprised the customer service department with 8 employees. The direct sales and marketing, local origination, and construction group each had two people, and all other employees allocated to the System provided administrative supervision or support.

     Strategis Financial Consulting's representatives met and spoke extensively with the System's General Manager, Chief Operating Officer and Engineering Manager to discuss the System's characteristics, including strengths and weaknesses.

     I.   Financial History

     Unaudited financial statements for the year ending December 31, 1997, showed that the System earned revenues of $8,985,141. Operating expenses totaled $4,619,745, which resulted in operating income of $4,365,396 and an operating profit margin of 48.6%. Statements for the first two months of 1998 indicated that operating profits of $732,902 were generated on revenues of $1,540,050 for an operating margin of 47.6%. On an annualized basis, 1997 revenues would total $9,240,300 and operating profits would be $4,397,412.

V.   Total System Value

     Strategis Financial Consulting has estimated the fair market value for the System as a business enterprise to be $44,602,000, as of February 28, 1998. Fair market value is the cash price a willing buyer would give a willing seller in an arm's length transaction in order to complete the sale. It is assumed that both buyer and seller have been informed of all relevant facts and neither is under any compulsion to conclude the transaction and that the tangible assets will remain in their present location and will continue to be employed in their highest and best use, i.e., the delivery of cable television signals to subscribers.

     A.   Valuation Procedure and Methods

     Strategis Financial Consulting used the following basic methodology to determine the overall fair market value of the System:

     1. Performed an onsite review to observe a representative portion of the market and homes passed, reviewed the number of subscribers, and determined the quality and attractiveness of the services provided.

     2. Made inquiries of management to ascertain and/or verify items relevant to the appraisal.

     3. Estimated the availability of additional homes passed and the probability of future growth.

     4. Reviewed selected financial records and other documents to verify certain financial data.

     5. Estimated the expected changes in operations that a buyer most likely would institute.

     6. Applied generally accepted methods of estimating the fair market value of the entity as a whole.

     A business valuation typically is performed using one or more of three approaches: the cost approach, the market approach, and the income approach. Since the System will be relying to a large degree on intangible assets to generate income, the cost approach is not appropriate in this case. The market, or comparable sales, approach has not been used because of the difficulty in choosing sales that reflect the same profitability, size, and growth as the System. Therefore, this valuation has been based on the income approach to valuation. The income approach is the best approach to valuing the System because it reflects the future earnings potential of the System.

     There are various established methods of determining a business entity's total fair market value using the income approach. The most commonly accepted methods are as follows:

     1.  Capitalization of projected net cash flow.

     2.  Capitalization of single-year operating profit.

     3.  Dividend capitalization.

     4.  Market price-to-book equity.

     5.  Price-earnings multiple.

     Of the methods listed above, Strategis Financial Consulting normally relies primarily upon the capitalization of projected net cash flow, or "discounted cash flow" approach, to estimate total value. Strategis Financial Consulting generally favors discounted cash flow methodology because it considers the broadest range of factors that will affect both the present and future income, and therefore value, of a cable television system. Accordingly, Strategis Financial Consulting usually gives greater consideration to the discounted cash flow methods in its final judgment concerning the fair market value of a cable television system.

     Strategis Financial Consulting has prepared two discounted cash flow valuations for the System, one which analyzes the projected return on equity and one which analyzes the projected return on investment. Strategis Financial Consulting also has considered the second general methodology listed above, i.e., capitalization of operating profit, in conducting its valuation of the System. The methodologies are described in Parts V-B and V-C of this report. The values for the overall fair market value of the System are presented in Exhibit A.

     The remaining methods listed above, although widely used in other industries, generally are inappropriate for valuing cable television systems. Dividend capitalization, based upon actual dividends or capacity, usually is irrelevant since few publicly-traded cable companies pay dividends and earnings (which should be reflective of a dividend capacity) are not reflective of the capacity to generate operating income. A comparison of market price-to-book equity also is not valid usually since book equity varies widely from one company to another as to how much intangible and tangible value is reflected on the books. Finally, an analysis of price-earnings multiples generally is not appropriate because they also vary widely within the industry and are not representative of the financial position of most cable systems.

     B.   Discounted Cash Flow Methodology

     Strategis Financial Consulting has generated two discounted cash flow models to arrive at a total System value. The return-on-equity model is based upon a hypothetical purchase price that would achieve a target after-tax return on equity based on the present value of the projected net cash flows. The return-on-investment model measures the net present value of the projected pre-tax operating cash flows, less capital expenditures, plus the residual value of the System, that represent the return on total investment.

     Both the return-on-equity and return-on-investment methods are dependent upon projections of the System's future net cash flow and residual value and on selection of an appropriate discount rate. Strategis Financial Consulting's calculations are based on detailed projections of a variety of factors which will affect future cash flow including housing growth, plant mileage, basic and pay subscriber growth, subscriber rates, operating expenditures, and capital expenditures. The projections and assumptions used in Strategis Financial Consulting's discounted cash flow models are set forth in Exhibits E, F, G, and H. Exhibit E provides details of Strategis Financial Consulting's projections for plant mileage, housing, and subscriber growth. Exhibit F shows the rates subscribers were charged at the time of the appraisal for various services and Strategis Financial Consulting's projections for future growth. Exhibit G lists revenues and operating expenses for all years throughout the projection period, and Exhibit H details capital expenditures anticipated for the System. In addition, Exhibit J includes miscellaneous assumptions such as the average remaining life of the franchises under which the System operates, tax rates, the net fair market value of beginning tangible assets, the breakdown between debt and equity and the interest rate anticipated on the debt, and the multiples and discount rates used in the various appraisal methods. Strategis Financial Consulting's determination and use of these factors is discussed further below.

     1. Net Cash Flow/Return on Equity

     This method involves the use of multiple year projected operations for the System and a predetermined target after-tax return on equity for a hypothetical outside buyer. The seven-year projection period is based on the average remaining franchise life of the System. A complete discussion of the selection of the projection period is provided in Part V-B-3 of this report.

     Based on the use of typical debt-to-equity ratios and debt services, Strategis Financial Consulting has made certain assumptions concerning the capital structure that a "typical, prudent outside buyer" might experience as well as the probable interest rates that would be applicable in connection with any debt financing that might be incurred, as shown in Exhibit J. To calculate future cash flows, Strategis Financial Consulting has projected future subscribers, revenues, operating expenses, and capital expenditures. Strategis Financial Consulting has then tested various hypothetical purchase prices, i.e., potential fair market values, to determine a value that yields the desired return on equity, as shown in Exhibits C-1 and C-2.

     Using the return-on-equity model, Strategis Financial Consulting has generated low and high cash flow projections for the System shown in Exhibits B-1 and B-2. The difference between the two projections reflects the range of potential returns on equity that a buyer could reasonably expect to realize depending upon the initial purchase price paid for the System.

     2.   Net Cash Flow/Return On Investment

     This discounted cash flow method, similar to the preceding method, is used to measure the net present value of the pre-tax operating cash flow, less capital expenditures, plus the residual value of the System, that represent the return on the total investment rather than that which could result from an assumed purchase with a predetermined debt-to-equity ratio. To calculate future cash flows, Strategis Financial Consulting has used the same projections for future subscribers, revenues, operating expenses, and capital expenditures as in the return-on-equity method. The projected cash flows for the System, plus the last-year residual value of the System, less capital expenditures, are then discounted to their present value using an acceptable discount factor based on the weighted average cost of money, as shown in Exhibit J. Strategis Financial Consulting has used the return on investment model, like the return on equity model, to generate low and high values for the System. These values, shown in Exhibit D, represent the present value of the future pre-tax operating cash flows and reflect more conservative and more optimistic assumptions, respectively, as to the likely return on investment that the System will generate over time.

     3.   Cash Flow Projections

     There are many factors that affect the projections of a specific cable system's cash flow. With respect to the System, Strategis Financial Consulting has analyzed the franchise area, the costs incurred to meet franchise obligations, the length of the franchise period, the degree of competition, and the historic results of the System's operations. Strategis Financial Consulting also has examined factors that affect the industry, such as possibility of regulation, competitive threats, rapid technical changes, and the development of additional programming services. These factors have been incorporated into Strategis Financial Consulting's projections of the System's future cash flows.

     The most critical factors in the expected cash flow of a specific cable system are the opportunities for growth in the territory in which it operates, i.e., its franchise area and the duration of the franchise. In making its cash flow projections, Strategis Financial Consulting has carefully reviewed the demographics of counties represented in the service area. Demographic information was gathered from direct observation during Strategis Financial Consulting's onsite visit, discussion with System management, Marketing Statistics' Demographics USA 1997, U.S. Census Bureau data, and information obtained from the local Department of Economic Development.

     Strategis Financial Consulting also has reviewed information pertaining to the System's franchises in order to calculate their remaining life and made inquiries of System management personnel to ascertain any relevant terms that may affect the value of the System. Strategis Financial Consulting has calculated a weighted average remaining life of 1.6 years for the franchises.

     The projection period used for the cash flows normally is the weighted average remaining life of the franchises, except when the weighted life of the franchises falls below seven or exceeds ten years. When the franchise life falls below seven years, Strategis Financial Consulting uses a seven-year projection period, amortizing the franchises over fifteen years as mandated by the Internal Revenue Service (IRS). When the franchise life exceeds ten years, a ten-year projection period is used, with the franchises amortized over fifteen years. Strategis Financial Consulting believes that the cash flows realized from a projection period less than seven years generally are not reflective of the value of a system than an investor would consider when utilizing discounted cash flow methodology. Strategis Financial Consulting also believes that the operating income resulting from income and expense projections beyond ten years is increasingly uncertain and might produce less accurate values for the System.

     Strategis Financial Consulting's cash flow projections are also based in part on historical operating data such as subscriber rates, the ratio of subscribers to homes passed, and the age and condition of the System's distribution plant. Strategis Financial Consulting also has relied on information provided by System management personnel, discussions with System personnel, and Strategis Financial Consulting's familiarity with typical industry expenses and operating trends to project the future financial performance of the System. As shown in Exhibits E through H, Strategis Financial Consulting has projected increases in the number of basic and pay subscribers, projected changes in service rates, and estimated expenditures for future installation of cable plant and other future capital requirements.

     4.   Residual Value

     Under both the return-on-equity and the return-on-investment approaches, Strategis Financial Consulting has calculated a residual value for the System following the seven-year projection period. The residual represents the anticipated value of the System at the end of the projection period. This value is added to the System's cash flow stream in the final year of the projection period and then discounted back to present value.

     The residual is calculated as a multiple of the projected annual net cash flow in the final year of the discounted cash flow analysis. The multiple used reflects the degree of likelihood that the System will have significant future income, and therefore value, at the end of the projection period. If the franchise is likely to be renewed on the same terms as the current franchise, and if there is a realistic expectation of continued growth in income, a higher multiple will be applied. On the other hand, if the franchise is not likely to be renewed, or is renewed on terms and conditions significantly different from the current franchise, or if competitive or technological factors jeopardize the operator's future income, a lower multiple is appropriate.

     Based on its experience and familiarity with the cable industry, and its analysis of the System, Strategis Financial Consulting has calculated the System's residual value using seventh-year cash flow times a multiple of 9.0, as shown in Exhibit J. This multiple reflects Strategis Financial Consulting's view that the System is likely to have significant value in seven years, but that certain unknowns and uncertainties must be factored into the multiple nonetheless. Currently, the Cable Act of 1984 puts operators in a favorable position in that cable franchises are generally likely to be renewed. However, the 1984 Act provides no guarantee of renewal, and it is expected that the negotiation process required to obtain a renewal will result in new franchises that will be on terms significantly different and probably less favorable than current franchises. In addition, concerns about how re-regulation of the cable industry will affect the Act's renewal provisions could have the effect of reducing or eliminating the operator's expectation of renewal.

     5.   Discount Rates

     A critical component of both the return-on-equity and the return-on-investment approaches is the selection of the rate at which future cash flows are discounted to their present value. The discount rate represents the investor's expected return on capital, i.e., the rate of return that reasonably reflects the risk being undertaken by the investor.

     Considering the relative risk associated with the cable industry in comparison to other industries, and the risk associated with the System in particular, Strategis Financial Consulting has adopted a range of discount rates for its discounted cash flow methods. In the after-tax return-on-equity model, Strategis Financial Consulting has applied a discount rate of 14.0% for its low valuation, and a rate of 12.0% for its high valuation. In the pre-tax return-on-investment model, the low valuation discount rate is 16.6%, while the high valuation rate is 15.1%. The discount rates used in the two discounted cash flow methods are indicated on Exhibit A and summarized in Exhibit J.

     Strategis Financial Consulting has calculated the discount rate for the return-on-equity model by first establishing a risk-free rate of return (the current rate of return available on Treasury bills or Treasury bonds as of the valuation date) and then adding the historical premium for risk that the market has actually provided the holders of representative cable television stocks. This assumes that using such historical data will provide a reasonable guide to future return expectations after recognition for risk.

     The discount rate incorporates systematic risk, which is the sensitivity of the return on the subject investment to changes in the return for the market as a whole. Strategis Financial Consulting also has considered in our selection of the discount rates unsystematic risk, which is any risk premium directly associated with the industry, particular company, or the subject system. Thus, internal risk factors, such as the possibility of competition, municipal and customer relations, rate structure, franchise stability, etc., have been examined in our selection of the discount rates.

     The discount rate used in the return-on-investment model is determined by the "band of investment" method. The rate is based on an average of the rate applicable to equity and the cost of debt weighted in the proportions that are utilized for the particular system.

     C.   Direct Income Methodology

     An alternative valuation method to the discounted cash flow method is the direct income method, in which the estimate of the cable system's value is based on current net operating income times a multiple selected by the appraiser. Strategis Financial Consulting has applied several alternative versions of this method to the System. In the first model, Strategis Financial Consulting used the System's actual annual net operating income for the 12-month period preceding the valuation date, whenever the appropriate data was available. When data was insufficient to ascertain the actual net operating income for the past full year, Strategis Financial Consulting estimated the past year's annual net operating income based on available financial information for the past several months. In the second, the System's current cash flow as of the appraisal date was annualized to create a "running rate" net operating income projection. In the third model, Strategis Financial Consulting used the System's projected net operating income for the twelve months following the appraisal date. The results of these models are set forth in Exhibit A.

     The multiples applied to each of these income figures are derived from a variety of cable industry data. First, Strategis Financial Consulting has looked at the income and stock value of several publicly traded cable companies as of the appraisal date. From this analysis, Strategis Financial Consulting has derived a range of multiples that it believes are applicable to privately held cable systems, which includes adjustments for control and marketability. Taking into account multiples derived from the sale of other cable television systems, Strategis Financial Consulting has arrived at a composite figure for each model. In the historical income model, Strategis Financial Consulting has applied a low multiple of 10 and a high multiple of 11. The running rate and projected income models use slightly lower multiples to account for the additional risk and uncertainty of using projections rather than historical data. The multiples used in each of the three direct income approaches are indicated in Exhibit A and summarized again in Exhibit J.

     D.   Value Conclusions

     The valuations yielded by each of the methods described above are shown in Exhibit A. In arriving at a final System valuation, Strategis Financial Consulting considered both discounted cash flow methods, i.e., the return-on-equity and return-on-investment methods, and the direct income methods. Based upon the foregoing analysis and a consideration of the various methods, Strategis Financial Consulting concludes that the fair market value of the System as a business enterprise as of February 28, 1998, was $44,602,000.

VI.  Contingencies and Limiting Conditions


     Our conclusions as to the value of the System are based upon the following, which to the best of our knowledge and belief are reliable and sound:

     1. Information and data obtained during an onsite inspection by representatives of Strategis Financial Consulting of a representative portion of the System and communities served.

     2.   Personal and telephone interviews with the System's employees.

     3.   Selected documents including:

          a. Various operating data and maps.

          b. Miscellaneous internal data and documents.

     The following limiting conditions apply to the subject appraisal:

     1. Strategis Financial Consulting is under no obligation to update the appraisal to account for events or additional data subsequent to the appraisal date. The appraisal is based on laws and regulations in place as of February 28, 1998, and does not reflect subsequent changes, if any, in the relevant laws and regulations.

     2. Neither this report nor any portions thereof may be used for any purpose other than as stated herein nor may it be reproduced or excerpted without the prior written consent of Strategis Financial Consulting.
     3. No copies of this report will be furnished to entities other than the client without the clienfs specific permission or direction unless ordered by a court of competent jurisdiction.
     4. The comments and judgments of Strategis Financial Consulting as to the physical and terminal state of the cable system were made by representatives who are expert in valuing cable television assets but not by qualified cable television engineers. Consequently, readers should not rely on any statement made herein for any purpose other than those set forth in this appraisal.

     5. Strategis Financial Consulting did not consider, or factor into the appraisal, any impact on value that might be caused by the presence of toxic waste or hazardous material including electromagnetic radiation or other forms of radio frequency radiation.

     VII.  Statement of Value

     Strategis Financial Consulting certifies that a personal inspection of a representative portion of the communities and System was made by a qualified representative of this firm and that, to the best of our knowledge, the statements contained in this appraisal are correct and that the opinions stated are based on consideration of the relevant factors. In addition, neither Strategis Financial Consulting nor any of its representatives have any current interest or contemplated future interest in the entities appraised. In addition, the fee paid for this report by Jones Intercable, Inc. is in no way dependent on the values determined herein.

     Based on the various analyses, computations, and considerations discussed in this report, it is our professional judgment, subject to the assumptions and limitations stated in this report, that the range of values as stated in this report are true and correct. Therefore, it is the professional opinion of Strategis Financial Consulting that the fair market value of the Cable TV Fund 14-A, Ltd. cable television system serving Calvert County, Maryland as a business enterprise, as of February 28, 1998, free and clear of any encumbrances, is $44,602,000.

                     STRATEGIS FINANCIAL CONSULTING, INC.



                              /s/Andrew R. Gefen
                             ---------------------
                              By: Andrew R. Gefen
                                   President


                               /s/Susan Donovan
                             ---------------------
                               By: Susan Donovan
                               Senior Consultant

                             /s/Elisabeth Boebler
                             ---------------------
                             By: Elisabeth Boebler
                                  Consultant

                                  May 1, 1998

VIII. Qualifications

      A.   Qualifications of Strategis Financial Consulting, Inc.

      Strategis Financial Consulting, Inc. and its corporate parent, The Strategis Group (formerly Malarkey-Taylor Associates-EMCI), have served the communications industry for nearly 30 years specializing in the field of cable, cellular, paging, mobile radio, and broadcasting technologies. Our companies have completed thousands of projects for clients in the communications industry and in the financial and investment communities. Our organizations are composed of a multi-disciplinary team of professionals who combine academic training in accounting, finance, engineering, marketing, management, economics, and law with many years of experience solving problems for hundreds of clients in both the public and private sectors.

      A large portion of our financial, engineering, and managerial professionals' time is devoted to the appraisal of cable television systems, cellular telephone systems, paging systems, and broadcast stations. Since 1964, we have appraised hundreds of communications properties for purposes of financing, ownership transfers, property tax assessments, and estate planning and probating. Our appraisal experience has included independent fair market valuations and purchase price allocations, including valuation of both tangible assets and intangible assets such as franchises, licenses, subscriber lists, leases, and contracts. Strategis Financial has supplied expert testimony on cable, cellular, paging, and broadcast property values in court and other legal hearings.

     B.   Qualifications of Andrew R. Gefen

     Andrew R. Gefen is the President of Strategis Financial Consulting, Inc. He has provided valuation, financial, accounting and consulting services to numerous cellular telephone, cable television, broadcasting, and paging companies. Mr. Gefen is involved in the fair market valuation and asset appraisal of publicly and privately held cellular telephone systems, cable television systems, broadcast stations, paging systems, programming networks, and Multichannel Multipoint Distribution Service (MMDS) systems. He has valued over 100 cellular telephone systems and over 200 cable television systems with an aggregate value of over $3 billion.

     Mr. Gefen has provided expert testimony on the valuation of cellular telephone systems, MMDS systems, cable television systems, and paging systems. He has also assisted in the development of a statewide cellular telephone network, and provided consulting services to professional sports leagues, cable television programming networks, and U.S. Government agencies. His work has included valuation and due diligence projects in several countries in Europe and Latin America.

     He has acquired an in-depth knowledge of the values of cellular systems, cable television systems, broadcast stations, and paging systems, including their market characteristics, growth prospects, construction costs, operating cost structures, and other industry issues. Mr. Gefen has substantial experience in the tax issues arising from the purchase and sale of cable and broadcast properties. In addition, he has supported the taxpayer's values of tangible and intangible assets during Internal Revenue Service reviews.

     Mr. Gefen was previously with the communications consulting firm of Frazier, Gross & Kadlec, Washington, D.C., as the Manager of the Appraisal Group where he directed and participated in the asset appraisals of over 200 communications properties, primarily in the radio and television industry.

EXPERIENCE

President, Strategis Financial Consulting, Inc., Washington, D.C., 1988-present.

Business Analyst and Project Manager, American Management Systems, Arlington,
VA.

Planning Consultant, Panelvision Corporation, Pittsburgh, Pennsylvania.

Programmer and Chief Announcer, WBRU (FM), Providence, Rhode Island.

EDUCATION

M.S., Industrial Administration (M.B.A.), Carnegie-Mellon University, Pittsburgh, Pennsylvania.

B.A., Economics, Brown University, Providence, Rhode Island.

     C.  Qualifications of Susan Donovan

     Susan Donovan is a Senior Consultant at Strategis Financial Consulting, Inc. She provides research, valuation, financial, and consulting services to cable television and wireless companies. Ms. Donovan is involved in the fair market valuation and asset appraisal of publicly and privately held cable television systems and paging systems. Ms. Donovan has also played a pivotal role in the launch of publications analyzing the evolution of operating and financial benchmarks for the cable television and wireless industries. She has acquired an in-depth knowledge of the values of properties, including their market characteristics, growth prospects, construction costs, operating cost structures, and other issues for these industries.

     Ms. Donovan was previously with the communications consulting firms of Broadcast Investment Analysts, Inc. and Frazier, Gross & Kadlec, both of Washington, D.C., where she participated in asset appraisal and fair market valuations for numerous broadcast properties.

EXPERIENCE

Senior Financial Consultant, Financial Consulting, The Strategis Group, Inc., Washington, D.C., 1993-present.

Financial Analyst, Broadcast Investment Analysts, Inc., Washington, D.C., 1988-1992.

Research Analyst, Frazier, Gross & Kadlec, Washington, D.C., 1986-1988.

Assistant Editor and Editorial Coordinator, TV Digest (presently Warren Publishing), Washington, D.C., 1985-1986.

EDUCATION

M.B.A., George Mason University, Fairfax, Virginia.

B.A., Political Science, Trinity College, Washington, D.C.

     D.   Qualifications of Elisabeth Boehler

     Elisabeth Boehler joined Strategis Financial Consulting, Inc. as a Consultant. She conducts financial analyses, financial modeling and research for the telecommunications industry. Ms. Boehler was previously a consultant in the telecommunications industry, providing marketing research and analysis to Internet and satellite communications providers as well as regional bell operating company and long distance carrier clients.

     Ms. Boehler has significant experience in financial analysis. While an analyst with the CBS Television Network in New York City, she prepared consolidated network income statements, cash forecasts and budgets, and performed variance and profitability analyses. While at GE Medical Systems Europe she conducted a financial and process audit of their multi-national lease portfolio.

EXPERIENCE

Analyst/Consultant, Weber and Associates, Sterling, VA, 1997.

Analyst, General Electric Medical Systems - Europe, Buc, France, 1994-1995.

Senior Financial Analyst, CBS Inc., New York, NY, 1991-1994.

Assistant Controller, Melhado, Flynn & Associates, New York, NY, 1990-1991.

EDUCATION

M.B.A., INSEAD, Fontainebleau, France.

B.S.M., Management, Tulane University, New Orleans, Louisiana

                                   EXHIBITS

  ----------------------------
  JONES CABLE TV FUND 14A LTD.                                        EXHIBIT A
    CALVERT COUNTY, MARYLAND                                          ---------
     AS OF FEBRUARY 28,1998
  ============================

Valuation Methods
-----------------
                                                         LOW           HIGH
                                                         ---           ----
I.   Multiple of Last Year's Operating Income
      Operating Income, Per Books (2/28/98)         $ 4,493,082    $ 4,493,082
      Valuation Multiple                                   10.0           11.0
                                                           ----           ----

      Estimated Fair Market Value                   $44,930,820    $49,423,902
                                                    -----------    -----------

II.  Multiple of "Running Rate" Operating Income
      Estimated Operating Income
        Total Current Year's Revenue                $ 9,683,418    $ 9,683,418
        Operating Margin, Per Books (2/28/98)              49.1%          49.1%
                                                           ----           ----

      "Running Rate" Operating Income                 4,758,305      4,758,305
        Valuation Multiple                                  9.5           10.5
                                                           ----           ----

      Estimated Fair Market Value                   $45,203,898    $49,962,203
                                                    -----------    -----------

III. Multiple of Next Year's Operating Income
      Operating Income                              $ 4,854,952    $ 4,854,952
      Valuation Multiple                                    9.0           10.0
                                                           ----           ----

      Estimated Fair Market Value                   $43,694,572    $48,549,524
                                                    -----------    -----------

IV.  Discounted Cash Flow Return of Equity
      Target Return on Equity                              14.0%          12.0%
      Estimated Fair Market Value                   $41,418,273    $45,120,722
                                                    -----------    -----------

V.   Discounted Cash Flow Return on Investment
      Target Return on Investment                          16.6%          15.1%
      Estimated Fair Market Value                   $41,255,147    $44,745,011
                                                    -----------    -----------

Summary of Values
-----------------

I.   Multiple of Last Year's Operating Income       $44,930,820    $49,423,902
II.  Multiple of "Running Rate" Operating Income     45,203,898     49,962,203
III. Multiple of Next Year's Operating Income        43,694,572     48,549,524
IV.  Discounted Cash Flow Return of Equity           41,418,273     45,120,722
V.   Discounted Cash Flow Return on Investment       41,255,147     44,745,011
                                                    -----------    -----------

Estimated Fair Market Value                         $42,568,000    $46,635,000

                                                            $44,602,000
                                                            -----------

  -------------------------------
  JONES CABLE TV FUND 14-A, LTD.                                     EXHIBIT B
    CALVERT COUNTY, MARYLAND                                       LOW ANALYSIS
     AS OF FEBRUARY 28, 1998                                       ------------
  ===============================

Return on Equity Method

Profit and Loss - Low Value
----------------------------

Year Ending February 28,  1999         2000          2001          2002          2003          2004          2005          TOTAL
                          ----         ----          ----          ----          ----          ----          ----          -----
Revenues              $ 9,991,496  $ 10,997,956  $ 12,058,765  $ 13,498,715  $ 15,091,210  $ 16,320,736  $ 17,561,310  $ 95,520,187
Operating Expenses      5,136,544     5,568,022     6,030,886     6,548,730     7,074,279     7,562,392     8,033,004    45,953,857
                      -----------  ------------  ------------  ------------  ------------  ------------  ------------  ------------
  Operating Income    $ 4,854,952  $  5,429,934  $  6,027,878  $  6,949,986  $  8,016,932  $  8,758,343  $  9,528,305  $ 49,566,331
Operating Margin             0.49          0.49          0.50          0.51          0.53          0.54          0.54
Parent Svcs/Mgmt
  Fee (5%)                499,575       549,898       602,938       674,936       754,561       816,037       878,065     4,776,009
Franchise
  Amortization (15)     1,474,333     1,474,333     1,474,333     1,474,333     1,474,333     1,474,333     1,474,333    10,320,333
Subscriber List (8)       983,875       983,875       983,875       983,875       983,875       983,875       983,875     6,887,125
Non-Compete
  Covenants (0)                 0             0             0             0             0             0             0             0
Depreciation            2,044,526     3,795,550     3,841,250     4,411,471     4,806,171     4,873,500     4,404,265    28,176,735
Interest                2,069,112     2,069,112     2,407,299     2,637,010     2,780,387     2,623,296     2,268,110    16,854,326
                      -----------  ------------  ------------  ------------  ------------  ------------  ------------  ------------
Pre-Tax Income        ($2,216,469)  ($3,442,834)  ($3,281,817)  ($3,231,639)  ($2,782,396)  ($2,012,699)    ($480,344) ($17,448,198)
Income Tax
  (Expense)/Benefit       753,599     1,170,564     1,115,818     1,098,757       946,014       684,318       163,317     5,932,367
                      -----------  ------------  ------------  ------------  ------------  ------------  ------------  ------------
Net Income            ($1,462,869)  ($2,272,271)  ($2,165,999)  ($2,132,882)  ($1,836,381)  ($1,328,381)    ($317,027) ($11,515,811)

Sources and Uses of Cash
------------------------

Sources of Cash -
Pre-Tax Income        ($2,216,469)  ($3,442,834)  ($3,281,817)  ($3,231,639)  ($2,782,396)  ($2,012,699)    ($480,344) ($17,448,198)
Franchise
  Amortization (15)     1,474,333     1,474,333     1,474,333     1,474,333     1,474,333     1,474,333     1,474,333    10,320,333
Subscriber List (8)       983,875       983,875       983,875       983,875       983,875       983,875       983,875     6,887,125
Non-Compete
  Covenants (0)                 0             0             0             0             0             0             0             0
Depreciation            2,044,526     3,795,55      3,841,250     4,411,471     4,806,171     4,873,500     4,404,265    28,176,735
Equity                 20,691,119                                                                                        20,691,119
Debt                   20,691,119             0     3,381,869     3,595,382     2,861,874             0             0    30,530,244
Residual Value in
  Year 7                                                                                                   85,754,747    85,754,747
                      -----------  ------------  ------------  ------------  ------------  ------------  ------------  ------------
Total Sources of
  Cash                $43,668,504  $  2,810,924  $  6,399,510  $  7,233,422  $  7,343,859  $  5,319,010  $ 92,136,877  $164,912,106

Uses of Cash -
Purchase Price -
  Current             $41,418,273                                                                                      $ 41,418,273
Capital
  Expenditures          2,149,886     2,041,080     5,871,427     5,805,322     5,772,949     1,767,148     1,768,259    25,176,072
Debt Retirement                 0             0     1,298,272     1,428,100     1,570,910     3,551,862    22,681,100    30,530,244
Taxes Paid on
  Net Income                    0             0             0             0             0             0             0             0
Taxes Paid on
  Sale (Residual)                                                                                          16,012,775    16,012,775
                      -----------  ------------  ------------  ------------  ------------  ------------  ------------  ------------
Total Uses of Cash    $43,568,159  $  2,041,080  $  7,169,700  $  7,233,422  $  7,343,859  $  5,319,010  $ 40,462,134  $113,137,364

Annual Cash Increase/
  (Decrease)          $   100,346  $    769,844     ($770,190) $          0  $          0  $          0  $ 51,674,742  $ 51,774,742
Cumulative Cash           100,346       870,190       100,000       100,000       100,000       100,000    51,774,742

  ------------------------------
  JONES CABLE TV FUND 14-A, LTD.                                  EXHIBIT B
    CALVERT COUNTY, MARYLAND                                    HIGH ANALYSIS
     AS OF FEBRUARY 28, 1998                                    -------------
  ==============================

Return On Equity Method

Proft and Loss - High Value
---------------------------


Year Ending February 28,

                      1999          2000          2001          2002           2003          2004        2005          TOTAL
                      ----          ----          ----          ----           ----          ----        ----          -----
Revenues           $ 9,991,496  $ 10,997,956  $ 12,058,765  $ 13,498,715  $ 15,091,210  $ 16,320,736  $17,561,310  $ 95,520,187
Operating Expenses   5,136,544     5,568,022     6,030,886     6,548,730     7,074,279     7,562,392    8,033,004    45,953,857
                   -----------  ------------  ------------  ------------  ------------  ------------  -----------  ------------
Operating Income   $ 4,854,952  $  5,429,934  $  6,027,878  $  6,949,986  $  8,016,932  $  8,758,343  $ 9,528,305  $ 49,566,331
  Operating Margin        0.49          0.49          0.50          0.51          0.53          0.54         0.54
Parent Services/
  Mgmt Fee (5%)        499,575       549,898       602,938       674,936       754,561       816,037      878,065     4,776,009
Franchise
  Amortization (15)  1,474,333     1,474,333     1,474,333     1,474,333     1,474,333     1,474,333    1,474,333    10,320,333
Subscriber List (8)    983,875       983,875       983,875       983,875       983,875       983,675      983,875     6,887,125
Non-Compete
  Covenants (0)              0             0             0             0             0             0            0             0
Depreciation         2,044,526     3,795,550     3,841,250     4,411,471     4,806,171     4,873,500    4,404,265    28,176,735
Interest             2,263,977     2,263,977     2,659,054     2,918,096     3,094,200     2,922,314    2,597,030    18,718,649
                   -----------  ------------  ------------  ------------  ------------  ------------  -----------  ------------
Pre-Tax Income     ($2,411,334)  ($3,637,700)  ($3,533,572)  ($3,512,726)  ($3,096,208)  ($2,311,717)   ($809,264) ($19,312,521)
Income Tax
  (Expense)/
  Benefit              819,854     1,236,818     1,201,415     1,194,327     1,052,711       785,964      275,150     6,566,257
                   -----------  ------------  ------------  ------------  ------------  ------------  -----------  ------------
Net Income         ($1,591,481)  ($2,400,882)  ($2,332,158)  ($2,318,399)  ($2,043,497)  ($1,525,733)   ($534,114) ($12,746,264)

Sources And Uses Of Cash
------------------------

Sources of Cash -
Pre-Tax Income     ($2,411,334)  ($3,637,700)  ($3,533,572)  ($3,512,726)  ($3,096,208)  ($2,311,717)   ($809,264) ($19,312,521)
Franchise
  Amortization (15)  1,474,333     1,474,333     1,474,333     1,474,333     1,474,333     1,474,333    1,474,333    10,320,333
Subscriber List (8)    983,875       983,875       983,875       983,875       983,875       983,875      983,875     6,887,125
Non-Compete
  Covenants (0)              0             0             0             0             0             0            0             0
Depreciation         2,044,526     3,795,550     3,841,250     4,411,471     4,806,171     4,873,500    4,404,265    28,176,735
Equity              22,639,774                                                                                       22,639,774
Debt                22,639,774             0     3,950,765     4,010,964     3,323,633             0            0    33,925,135
Residual Value
  In Year 7                                                                                            85,754,747    85,754,747
                   -----------  ------------  ------------  ------------  ------------  ------------  -----------  ------------
Total Sources
  of Cash          $47,370,948  $  2,616,059  $  6,716,651  $  7,367,918  $  7,491,804  $  5,019,992  $91,807,957  $168,391,329

Uses of Cash -
Purchase Price -
  Current          $45,120,722                                                                                     $ 45,120,722
Capital
  Expenditures       2,149,886     2,041,080     5,871,427     5,805,322     5,772,949     1,767,148    1,768,259    25,176,072
Debt Retirement              0             0     1,420,542     1,562,596     1,718,855     3,252,844   25,970,298    33,925,135
Taxes Paid on
  Net Income                 0             0             0             0             0             0            0             0
Taxes Paid on
  Sale (Residual)                                                                                      14,120,073    14,120,073
                   -----------  ------------  ------------  ------------  ------------  ------------  -----------  ------------
Total Uses of Cash $47,270,609  $  2,041,080  $  7,291,969  $  7,367,918  $  7,491,804  $  5,019,992  $41,858,630  $118,342,002

Annual Cash
  Increase/
  (Decrease)       $   100,339  $    574,979     ($575,318) $          0  $          0  $          0   49,949,327  $ 50,049,327
Cumulative Cash        100,339       675,318       100,000       100,000       100,000       100,000   50,049,327

  ------------------------------
  JONES CABLE TV FUND 14-A, LTD.                                    EXHIBIT C
    CALVERT COUNTY, MARYLAND                                       LOW ANALYSIS
     AS OF FEBRUARY 28, 1998                                       ------------
  ==============================

Return of Equity Method

Debt Amortization - Low Value
-----------------------------
Total Year 1 Cash
  Requirements        $41,382,239
Year 1 Debt
  Requirements         20,691,119
Year 1 Equity
  Requirements         20,691,119
Financing Available   $29,205,033   $31,557,191  $35,294,571  $39,181,209  $45,174,907  $52,110,058  $56,929,231
Unused Leverage         8,513,914    10,866,071   12,519,856   14,239,211   18,941,944   29,428,958   44,164,195

Senior Debt:              1999         2000         2001         2002         2003         2004         2005        TOTAL
                          ----         ----         ----         ----         ----         ----         ----        -----

Beginning Debt        $         0   $20,691,119  $20,691,119  $19,392,847  $17,964,747  $16,393,838  $14,665,837
Debt Added             20,691,119             0            0            0            0            0            0  20,691,119
Total Annual Payments   2,069,112     2,069,112    3,367,384    3,367,384    3,367,384    3,367,384    3,367,384  20,975,146
Interest                2,069,112     2,069,112    2,069,112    1,939,285    1,796,475    1,639,384    1,466,584  13,049,063
Principal Repayment             0             0    1,298,272    1,428,100    1,570,910    1,728,001    1,900,801   7,926,083
Ending Balance         20,691,119    20,691,119   19,392,847   17,964,747   16,393,838   14,665,837   12,765,036

Line of Credit:

Beginning Debt        $         0   $         0  $         0  $ 3,381,869  $ 6,977,251  $ 9,839,125  $ 8,015,263 $         0
Borrowings                      0             0    3,381,869    3,595,382    2,861,874            0            0   9,839,125
Principal Payments              0             0            0            0            0    1,823,862    8,015,263   9,839,125
Interest                        0             0      338,187      697,725      983,912      983,912      801,526   3,805,263

Senior Debt Coverage          4.3           3.8          3.2          2.6          2.0          1.7          1.3
Loc Debt Coverage             0.0           0.0          0.6          1.0          1.2          0.9          0.0
Total Debt Coverage           4.3           3.8          3.8          3.6          3.3          2.6          1.3

  ------------------------------
  JONES CABLE TV FUND 14-A, LTD.                                  EXHIBIT C
    CALVERT COUNTY, MARYLAND                                    HIGH ANALYSIS
     AS OF FEBRUARY 28,1998                                     -------------
  ==============================

Return On Equity Method

Debt Amortization - High Value
------------------------------
Total Year 1 Cash
  Requirements      $45,279,547
Year 1 Debt
  Requirements       22,639,774
Year 1 Equity
  Requirements       22,639,774

Financing Available $33,698,115  $36,412,143  $40,724,505  $45,209,087  $52,124,892  $60,126,990   $65,687,575
Unused Leverage      11,058,341   13,772,369   15,554,508   17,590,722   22,901,749   44,079,949    51,720,349

Senior:                1999         2000         2001          2002         2003        2004           2005       TOTAL
                       ----         ----         ----          ----         ----        ----           ----       -----
Beginning Debt      $         0  $22,639,774  $22,639,774  $21,219,232  $19,656,636  $17,937,781   $16,047,040
Debt Added           22,639,774            0            0            0            0            0             0  $22,639,774
Total Annual
  Payments            2,263,977    2,263,977    3,684,519    3,684,519    3,684,519    3,684,519     3,684,519   22,950,549
Interest              2,263,977    2,263,977    2,263,977    2,121,923    1,965,664    1,793,778     1,604,704   14,278,001
Principal Repayment           0            0    1,420,542    1,562,596    1,718,855    1,890,741     2,079,815    8,672,548
Ending Balance       22,639,774   22,639,774   21,219,232   19,656,636   17,937,781   16,047,040    13,967,226

Line of Credit:

Beginning Debt      $         0  $         0  $         0  $ 3,950,765  $ 7,961,729  $11,285,362   $ 9,923,258  $         0
Borrowings                    0            0    3,950,765    4,010,964    3,323,633            0             0   11,285,362
Principal Payments            0            0            0            0            0    1,362,104     9,923,258   11,285,362
Interest                      0            0      395,076      796,173    1,128,536    1,128,536       992,326    4,440,648

Senior Debt Coverage        4.7          4.2          3.5          2.8          2.2          1.8           1.5
Loc Debt Coverage           0.0          0.0          0.7          1.1          1.4          1.1           0.0
Total Debt Coverage         4.7          4.2          4.2          4.0          3.6          3.0           1.5

  ------------------------------
  JONES CABLE TV FUND 14-A, LTD.                                      EXHIBIT D
    CALVERT COUNTY, MARYLAND                                          ---------
    AS OF FEBRUARY 28, 1998
  ==============================

Return On Investment Method

Profit And Loss
---------------

Year Ending February 28,        1999         2000         2001         2002         2003        2004         2005           TOTAL
                                ----         ----         ----         ----         ----        ----         ----           -----
Revenues                    $  9,991,496  $10,997,956  $12,058,765  $13,498,715  $15,091,210 $16,320,736  $17,561,310   $ 95,520,187
Operating Expenses             5,136,544    5,568,022    6,030,886    6,548,730    7,074,279   7,562,392    8,033,004     45,953,857
                            ------------  -----------  -----------  -----------  ----------- -----------  -----------   ------------

Operating Income               4,854,952    5,429,934    6,027,878    6,949,986    8,016,932   8,758,343    9,528,305     49,566,331
  Plus: Residual Value                                                                                     85,754,747     85,754,747
  Less: Capital Expenditures   2,149,886    2,041,080    5,871,427    5,805,322    5,772,949   1,767,148    1,768,259     25,176,072
                            ------------  -----------  -----------  -----------  ----------- -----------  -----------   ------------

Total Cash Flow             $  2,705,066  $ 3,388,854  $   156,451  $ 1,144,663  $ 2,243,983 $ 6,991,195  $93,514,793   $110,145,006

Net Present Value @ 16.6%   $ 41,255,147
                            ------------

Net Present Value @ 15.1%   $ 44,745,011
                            ------------

  ------------------------------
  JONES CABLE TV FUND 14-A, LTD.                                     EXHIBIT E
    CALVERT COUNTY, MARYLAND                                         ---------
     AS OF FEBRUARY 28, 1998
  ==============================

Cable Television Subscribers
----------------------------

Year Ending February 28,             1999      2000     2001     2002     2003     2004      2005
                                     ----      ----     ----     ----     ----     ----      ----
Beginning Miles                       826.0
Miles Added                            41.3     37.1     34.4     31.3      28.7     27.7      26.5
Cumulative Miles                      867.3    904.4    938.8    970.2     998.9  1,026.6   1,053.1
Density of Additional Plant              33       35       35       35        35       35        35

Homes Passed - Beginning             27,261
New Homes and Extensions              1,363    1,288    1,196    1,089       998      963       922
Homes Passed - Ending                28,624   29,912   31,109   32,197    33,196   34,158    35,080
Growth in Homes                         5.0%     4.5%     4.0%     3.5%      3.1%     2.9%      2.7%

Basic - Beginning Subscribers        18,297   19,498   20,525   21,502    22,415   23,193    23,951
  Average Subscribers                18,898   20,012   21,013   21,958    22,804   23,572    24,318
  Ending Subscribers                 19,498   20,525   21,502   22,415    23,193   23,951    24,685
  Penetration                          66.1%    66.6%    69.1%    69.6%     69.9%    70.1%     70.4%

Expanded Basic - Beginning           17,113   18,236   19,197   20,110    20,965   21,692    22,401
  Average Subscribers                17,675   18,717   19,654   20,537    21,328   22,047    22,745
  Ending Subscribers                 18,236   19,197   20,110   20,965    21,692   22,401    23,088
  Penetration                          93.5%    93.5%    93.5%    93.5%     93.5%    93.5%     93.5%

Pay TV - Beginning Units             16,984   17,904   18,642   19,314    20,022   20,601    21,154
  Average Units                      17,444   18,273   18,978   19,668    20,312   20,878    21,417
  Ending Units                       17,904   18,642   19,314   20,022    20,601   21,154    21,680
  Penetration                          91.8%    90.8%    89.8%    89.3%     88.8%    88.3%     87.8%

Pay Per View - Beginning
    Units/Mo                          3,227    3,629    4,175    4,723     5,291    5,861     6,455
  Average Units                       3,428    3,902    4,449    5,007     5,576    6,158     6,764
  Ending Units                        3,629    4,175    4,723    5,291     5,861    6,455     7,073
  Average Buy Rate/Mo                  25.6%    27.6%    29.6%    31.6%     33.6%    35.6%     37.6%

Converter Rentals - Beginning        24,388   25,989   27,255   28,444    29,541   30,450    31,325
  Average Subscribers                25,188   26,622   27,850   28,993    29,995   30,888    31,744
  Ending Subscribers                 25,989   27,255   28,444   29,541    30,450   31,325    32,162
  Penetration                         133.3%   132.8%   132.3%   131.8%    131.3%   130.8%    130.3%

Addressable Homes                    13,125   14,182   15,134   15,961    16,752   17,449    18,139
  Average Homes                      13,653   14,658   15,548   16,356    17,100   17,794    18,479
  Ending Homes                       14,182   15,134   15,961   16,752    17,449   18,139    18,818
  Penetration                          72.7%    73.7%    74.2%    74.7%     75.2%    75.7%     76.2%

Basic Churn Rate                         20%      20%      20%      20%       20%      20%       20%

  ------------------------------
  JONES CABLE TV FUND 14-A, LTD.                                   EXHIBIT F
    CALVERT COUNTY, MARYLAND                                       ---------
     AS OF FEBRUARY 28, 1998
  ==============================

Service Rates
-------------

Current Rates
-------------
Basic                       $16.30
Expanded Basic               13.45
Pay                           6.68
Pay Per View                 10.85
Converter Rentals             1.29
Installations - New          40.00
Installations - Churn        25.00

Year Ending February 28,      1999     2000     2001     2002     2003     2004     2005
                              ----     ----     ----     ----     ----     ----     ----

Percentage Rate Increases
-------------------------

Basic                            0%       5%       3%       3%       3%       3%       3%
Expanded Basic                   0%       5%       8%      11%       8%       4%       3%
Pay                              0%       1%       1%       1%       1%       1%       1%
Pay Per View                     0%       3%       3%       3%       3%       3%       3%
Converter Rentals                0%       3%       3%       3%       3%       3%       3%
Installations - New              0%       3%       3%       3%       3%       3%       3%
Installations - Churn            0%       3%       3%       3%       3%       3%       3%

Average Rates
-------------

Basic                       $16.37   $17.10   $17.62   $18.14   $18.69   $19.25   $19.83
Expanded Basic               13.50    14.11    15.17    16.85    18.27    18.96    19.53
Pay                           6.68     6.74     6.81     6.88     6.95     7.02     7.09
Pay Per View                 10.85    11.17    11.51    11.85    12.21    12.58    12.95
Converter Rentals             1.29     1.33     1.37     1.41     1.45     1.50     1.54
Installations - New          40.00    41.20    42.44    43.71    45.02    46.37    47.76
Installations - Churn        25.00    25.75    26.52    27.32    28.14    28.98    29.85

  ------------------------------
  JONES CABLE TV FUND 14-A, LTD.                                   EXHIBIT G
    CALVERT COUNTY, MARYLAND                                       ---------
     AS OF FEBRUARY 28, 1998
  ==============================

Year Ending February 28,
                           1999          2000          2001           2002         2003          2004          2005         TOTAL
                           ----          ----          ----           ----         ----          ----          ----         -----
Revenues:
Basic                  $ 3,711,305   $ 4,106,945   $ 4,441,911   $ 4,780,930   $ 5,114,013   $ 5,444,814   $ 5,785,688   $33,385,606
Expanded Basic           2,862,885     3,168,080     3,578,106     4,153,818     4,676,493     5,017,064     5,331,158    28,787,603
Pay TV                   1,397,384     1,478,417     1,550,799     1,623,273     1,693,163     1,757,763     1,821,206    11,322,004
Pay Per View               446,232       523,168       614,396       712,228       816,967       929,288     1,051,421     5,093,700
Converter Rentals          389,917       424,472       457,369       490,422       522,607       554,298       586,753     3,425,839
Installations              114,025       116,297       122,325       127,922       130,680       137,425       144,209       892,883
Commercial                 100,879       103,906       107,023       110,233       113,540       116,947       120,455       772,983
Advertising                238,109       280,969       325,924       371,553       419,855       474,436       536,113     2,646,958
Miscellaneous              730,760       795,702       860,913     1,128,336     1,603,893     1,888,701     2,184,306     9,192,610
                       -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Total Revenues         $ 9,991,496   $10,997,956   $12,058,765   $13,498,715   $15,091,210   $16,320,736   $17,561,310   $95,520,187

Operating Expenses:
Operations             $ 1,493,979   $ 1,618,587   $ 1,746,261    $1,887,217   $ 2,026,809   $ 2,154,777   $ 2,284,638   $13,212,288
General &
  Administrative           865,596       928,100       990,394     1,056,525     1,123,339     1,187,214     1,252,818     7,403,986
Sales & Marketing          255,038       275,139       294,925       314,977       334,754       354,455       374,756     2,204,044
Programming              2,521,931     2,746,195     2,999,287     3,290,010     3,589,377     3,865,946     4,120,792    23,133,538
                       -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Total Operating
  Expenses             $ 5,136,544   $ 5,568,022   $ 6,030,886   $ 6,548,730   $ 7,074,279   $ 7,562,392   $ 8,033,004   $45,953,857
                       -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating Income       $ 4,854,952   $ 5,429,934   $ 6,027,878   $ 6,949,986   $ 8,016,932   $ 8,768,343   $ 9,528,305   $49,566,331

Operating Margin              48.6%         49.4%         50.0%         51.5%         53.1%         53.7%         54.3%

Total Revenue/Basic
  Sub/Month            $     44.06   $     45.80   $     47.82   $     51.23   $     55.15   $     57.70   $     60.18
Cash Flow/Basic
  Sub/Month            $     21.41   $     22.61   $     23.90   $     26.38   $     29.30   $     30.96   $     32.65

Operations % of
  Revenue                      15%           15%           14%           14%           13%            13%           13%
G & A Percentage of
  Revenue                       9%            8%            8%            8%            7%             7%            7%
Sales & Marketing
  % of Revenue                  3%            3%            2%            2%            2%             2%            2%
Programming Percentage
  of Revenue                   25%           25%           25%           24%           24%            24%           23%

  ------------------------------
  JONES CABLE TV FUND 14-A, LTD.                                       EXHIBIT H
    CALVERT COUNTY, MARYLAND                                           ---------
     AS OF FEBRUARY 28, 1998
  ==============================

Capital Expenditures
--------------------

Year Ending February 28,     1999           2000          2001         2002        2003         2004          2005         TOTAL
                             ----           ----          ----         ----        ----         ----          ----         -----
Assumptions and Inputs
----------------------

BV of Existing Plant      $12,157,505
Additional Miles of
  Plant                          41.3          37.1         34.4         31.3         28.7         27.7          26.5
Aerial Plant Per Mile     $    23,940   $    24,419   $   24,907   $   25,405   $   25,913   $   26,432   $    26,960
Underground Plant Per
  Mile                    $    32,865   $    33,522   $   34,193   $   34,877   $   35,574   $   36,286   $    37,011
Percentage of Plant
  Aerial                            5%            5%           5%           5%           5%           5%            5%
Percentage of Plant
  Underground                      95%           95%          95%          95%          95%          95%           95%
Average Cost Per
  Converter               $       110   $       112   $      114   $      117   $      119   $      121   $       124
Percentage Converter Use          133%          133%         132%         132%         131%         131%
Percentage Replacement              4%            4%           5%           5%           6%           6%            6%
Installation Cost Per
  Subscriber              $        30   $        31   $       31   $       32   $       32   $       33   $        34
Misc. Capital Per
  Subscriber              $         5   $         5   $        5   $        5   $        5   $        6   $         6
Inflation Factor For
  Capitals                          0%            2%           2%           2%           2%           2%            2%          113%
                                               1.02         1.04         1.06         1.08         1.10          1.13

Annual Costs
------------

Plant Additions - Aerial  $    49,436   $    45,269   $   42,891   $   39,811   $   37,225   $   36,621   $    35,786   $   287,040
  - Underground             1,289,458     1,180,763    1,118,734    1,038,409      970,963      955,207       933,424     7,486,959
Plant Rebuild/Upgrade         287,280       293,026    4,138,667    4,138,667    4,138,667      125,000       125,000    13,246,306
Average Cost of New
  Converters                  176,102       153,0O9      147,847      140,541      121,597      120,402       118,529       978,026
Converter Replacement         107,307       116,201      155,372      165,392      210,241      221,042       231,942     1,207,497
Installation Costs            145,815       150,754      158,606      165,990      170,837      178,748       186,647     1,157,396
Misc. Capital
  Expenditures                 94,488       102,059      109,311      116,512      123,419      130,127       136,931       812,848
                          -----------   -----------   ----------   ----------   ----------   ----------   -----------   -----------
Total Capital
  Expenditures            $ 2,149,886   $ 2,041,080   $5,871,427   $5,805,322   $5,772,949   $1,767,148   $ 1,768,259   $25,176,072

  As a % of Operating
    Income                       44.3%         37.6%        97.4%        83.5%        72.0%        20.2%         18.6%

  ------------------------------
  JONES CABLE TV FUND 14-A, LTD.                                      EXHIBIT I
    CALVERT COUNTY, MARYLAND                                          ---------
     AS OF FEBRUARY 28, 1998
  ==============================

Depreciation
------------

                           YEAR 1          YEAR 2       YEAR 3       YEAR 4       YEAR 5       YEAR 6        YEAR 7
                           ------          ------       ------       ------       ------       ------        ------
Estimated
  Depreciation Rates         14.3%           24.5%        17.5%        12.5%         8.9%         8.9%          8.9%

Depreciation -
  Beg. & Adtns.              1999            2000         2001         2002         2003         2004          2005          TOTAL
                             ----            ----         ----         ----         ----         ----          ----          -----

    Year 1            $ 2,044,526   $   3,503,880   $2,502,363   $1,786,993   $1,277,650   $1,276,219    $1,277,650    $13,669,282
    Year 2                                291,670      499,861      356,985      254,931      182,268       182,064     11,767,780
    Year 3                                             839,027    1,437,913    1,026,913      733,341       524,318      4,561,512
    Year 4                                                          829,581    1,421,723    1,015,351       725,085      3,991,740
    Year 5                                                                       824,954    1,413,795     1,009,689      3,248,438
    Year 6                                                                                    252,525       432,775        685,300
    Year 7                                                                                                  252,684        252,684
                      -----------    ------------   ----------   ----------   ----------   ----------    ----------    -----------

Total Depreciation    $ 2,044,526    $  3,795,550   $3,841,250   $4,411,471   $4,806,171   $4,873,500    $4,404,265    $28,176,735

   ----------------------------
   JONES CABLE TV FUND 14A LTD.                              EXHIBIT J
     CALVERT COUNTY, MARYLAND                                ---------
      AS OF FEBRUARY 28,1998
   ============================

Assumptions and Inputs
----------------------

Remaining Life of Franchises (Years)                                 1
Average Subscriber Life (Years)                                      8
Income Tax Rate                                                     34%
Capital Gain Rate                                                   34%
Net FMV of Existing Asset                                  $12,157,505
Subscribers in Franchises                                          100%

                                                   Low            High
                                              Analysis        Analysis
                                              --------        --------
Debt Percentage                                     50%             50%
Equity Percentage                                   50%             50%
Residual Multiple (ROE & ROI)                      9.0             9.0
Multiple of Last Year's Operating Income          10.0            11.0
Multiple of Current Year's Operating Income        9.5            10.5
Multiple of Next Year's Operating Income           9.0            10.0
Target Return on Equity                           14.0%           12.0%
Target Return on Investment                       16.6%           15.1%